United States securities and exchange commission logo





                             February 17, 2022

       Ezra Beyman
       Chief Executive Officer
       Reliance Global Group, Inc.
       Chief Executive Officer 300 Blvd. of the Americas
       Suite 105
       Lakewood, NJ 08701

                                                        Re: Reliance Global
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 1,
2022
                                                            File No. 333-262445

       Dear Mr. Beyman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 1, 2022

       General

   1. We note your disclosure that the completion of this offering will increase the number of registered and
outstanding shares by 200% and that there appear to be only two selling stockholders that
received their shares in a private placement on December 22, 2021. This indicates that this
offering may be a primary offering rather then a secondary offering which would require
more specific disclosures related to the status of the selling shareholders as
underwriters and their corresponding obligations.

                                                        Please revise your
registration statement to indicate that your selling shareholders are acting as underwriters
and include the required disclosure, or provide us with your legal
 Ezra Beyman
Reliance Global Group, Inc.
February 17, 2022
Page 2
         analysis as to why this is not a primary offering. Refer to Compliance and Disclosure
         Interpretation 214.02 for additional guidance.
Plan of Distribution, page 60

2. We note that you do not disclose the use of any specific underwriter in this section. We also note that you identify EF Hutton on the back cover of your registration statement as having a dealer prospectus delivery obligation. In addition, on page 62 you disclose that the underwriters are being represented by Kelley Drye & Warren LLP. Please revise your registration statement to clarify whether underwriters have been engaged.
Index to Financial Statements, page F-1

3. Please note that prior to effectiveness you will be required to provide audited financial statements for the fiscal year ended December 31, 2021. Refer to Item 210.3-12(b) of
         Regulation S-X.
Exhibits

4. We note that your legal opinion in Exhibit 5.1 provides an opinion related to common stock, preferred stock, and warrants. The registration statement only appears to be registering common stock. Please revise your legal opinion to only opine as to the
         "securities being registered" as described in Item 601(b)(5) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



FirstName LastNameEzra Beyman                                  Sincerely,
Comapany NameReliance Global Group, Inc.
                                                               Division of
Corporation Finance
February 17, 2022 Page 2                                       Office of
Finance
FirstName LastName